Immediately	Linda G. Kyriakou - 212-986-5500

Sequa's First Quarter 2001 Results Better than Anticipated

New York, May 8 - Sequa Corporation bested its estimate of results for the first quarter of 2001, recording a smaller loss than forecast -- $269,000 or eight cents per share. The company had earlier forecast a loss in the range of $2 million to $3 million or 25 cents to 35 cents per share for the quarter ended March 31, 2001.

         Sequa's results for the first quarter reflect shortfalls at operations most severely affected by the slowdown in the US economy - mainly those in the commercial construction and domestic auto sectors - and by the steep rise in energy costs compared with a year ago. The impact of these factors was cushioned by sharply improved results at the MEGTEC Systems equipment operation and by lower corporate expenses.

         Results for the period also included a pretax gain of $4.3 million on the divestiture of Caval Tool, a division of Chromalloy Gas Turbine serving the original equipment jet engine market, and a pretax restructuring charge of $2.2 million related to the can machinery unit. The combined effect of these one-time items - which had been included in the company's earlier first quarter estimate - was to increase net results by $1.3 million or 13 cents per share for the opening period of 2001. Net income for the first quarter of 2000 amounted to $4.2 million or 36 cents per share.

         Sales for the first quarter were virtually unchanged at $430.1 million compared with $430.6 million recorded a year ago. The most recent quarter's sales were reduced by the translation to US dollars of results denonominated in foreign currencies and by two additional factors: the absence of contribution from Chromalloy units transferred to joint ventures during 2000 and now treated as equity investments; and one less month's input from the now-divested Caval Tool operation.

         Operating income declined to $12.3 million in the first quarter of 2001 from $22.6 million a year ago, chiefly as a result of sharp decreases at the propulsion and metal coating segments and at the automotive products unit. Operating income also reflects the $2.2 million restructuring charge related to the can machinery unit, as well as the effect of translating results from foreign currencies to US dollars and the absence of contribution from operations that were divested or transferred to joint ventures.

Segment Results

Aerospace - Chromalloy Gas Turbine, Sequa's largest operating unit and a leading independent provider of jet engine component repair services for airlines, recorded slightly lower sales and higher operating income for the first quarter of 2001. Results for this operation were affected by the translation of the sales and profits of

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overseas units to US dollars (which reduced sales by $3.3 million and operating income by $0.4 million), by the transfer of businesses to joint ventures, and by the divestiture of Caval Tool. Chromalloy continues to focus on the aftermarket portion of the jet engine component business and has stepped up participation in the growing industrial gas turbine market, primarily through joint ventures formed over the past year.

Propulsion - Atlantic Research (ARC), which produces solid and liquid rocket propulsion systems for missile and space programs and manufactures automotive airbag inflators, recorded higher sales for the first quarter. The sales increase reflects advances in new inflator products and liquid propulsion systems, as well as the consolidation on February 1 of an Italian airbag inflator unit that had previously been operated as a joint venture. ARC incurred a small loss for the period due to the effect of changes in the mix of airbag inflator sales, lower inflator margins, and the consolidation of the Italian operation.

Metal Coating - Precoat Metals, which coats coiled steel and aluminum primarily for customers in the building products and container industries, recorded lower sales and a sharp drop in operating income for the first quarter. A combination of harsh winter weather and economic uncertainty reduced demand from the large building products market during the first quarter, and the effect of the downturn was compounded by an increase of approximately $2 million in the cost of natural gas used in the coating process.

Specialty Chemicals - For Warwick International - a United Kingdom-based supplier of the bleach-enhancing additive, TAED - the lower sales and profits recorded for the quarter reflect the unfavorable effect of translating results denominated in British pounds to US dollars. The translation reduced sales by $3.6 million and lowered operating income by $0.4 million. Demand for TAED remains strong, and local currency results were relatively unchanged from the first quarter of 2000.

Other Products - First quarter results of the four operating units that make up the other products segment were mixed. MEGTEC Systems, the largest business in the segment, was strong, generating higher sales, improved margins, and a large favorable swing in operating results. Market conditions continued depressed for Sequa Can Machinery, and the unit incurred a loss, which included the $2.2 million restructuring charge. Automotive supplier Casco Products, feeling the impact of the US auto industry's drive to reduce inventory and costs, recorded sharply lower results. Lastly, the men's apparel operation recorded significantly lower sales and profits, the result of softness in the formalwear market.

5/08/01

Sequa Corporation
Report for the Three Months Ended March 31,
(Amounts in thousands, except per share)
(Unaudited)
	2001	2000

Sales	$430,119	$430,642
Costs and expenses	417,810	408,061
Operating income	12,309	22,581
Other income (expense):
Interest expense	(14,602)	(13,539)
Interest income	1,215	1,132
Other, net	609	(1,952)

Income (loss) before taxes	(469)	8,222
Income tax (provision) benefit	200	(4,000)
Net Income (loss)	$(269)	$4,222

Earnings (loss) per share:
Basic and diluted	$(0.08)	$0.36

Results by Business Segment
(Amounts in thousands)

	2001	2000
Sales
Aerospace	$191,675	$194,883
Propulsion	69,047	62,925
Metal Coating	48,415	55,347
Specialty Chemicals	35,343	39,089
Other Products	85,639	78,398
Total	$430,119	$430,642

Operating Income (Loss)
Aerospace	$14,919	$14,030
Propulsion	(521)	3,956
Metal Coating	322	4,417
Specialty Chemicals	3,776	4,257
Other Products	(819)	2,274
Corporate expense	(5,368)	(6,353)
Total	$12,309	$22,581